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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ___________________

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ___________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, Place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION
STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.



                                 [Pechiney Logo]

                                                                  July 7th, 2003

President's statement to all Pechiney employees

Dear Madam, Dear Sir,

We were informed today that the Alcan Group has launched a proposed unsolicited public offer in order to take control of our company. There has been no consultation between the management of the two groups before Alcan's decision to launch its proposed offer. We therefore consider this approach unfriendly.

This situation is entirely separate from the one three years ago, when we worked on the APA proposal. At that time the intention was to bring together three groups - Alcan, Pechiney and Algroup - in an agreed and equitable way, respecting the interests of each of the companies involved. The negotiations lasted for several months.

Since then, thanks to its technological leadership and its commitment to continuous improvement, Pechiney's strategy has allowed it to reinforce its position in primary aluminum and to strengthen its position in the aerospace and automotive industries, as well as to reaffirm its leadership in the packaging fields.

The outline proposal put forward by Alcan today includes a number of important uncertainties regarding competition issues, in particular on what conditions the relevant authorities may impose on its implementation. Also, at this stage, there are thus numerous questions regarding the social and industrial implications of this proposed offer.

I would like to add that the suggested price far from reflects the intrinsic value of our company, even in the current depressed stock market climate. It does not properly account for the value that you create every day.

Faced with this situation, Pechiney will review all the options available to us from an industrial, social and a value creating perspective.

As a result, Pechiney's Board of Directors will meet shortly to review the new environment created by this outline proposal and will keep the company's employee representatives informed.

I am convinced that together we will be able to come through this situation. But during this uncertain time we must continue to serve clients with our usual attention to quality and detail. I know this can be difficult and I count on you to meet this challenge.

You can also count on me to keep Pechiney and its employee's best interest at heart at all times. I will keep you regularly informed throughout this process, which will have a bearing on the future of our company.



/s/ Jean-Pierre Rodier

Jean-Pierre Rodier,
Chairman & CEO